Exhibit 99.2

 POSTMEDIA NETWORK CANADA CORP.
 INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

 FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2015 AND 2014

Approved for issuance: July 9, 2015

JULY 9, 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis of financial condition and results of operations of Postmedia Network Canada Corp. and its subsidiary Postmedia Network Inc. (collectively, “we”, “our”, “us”, or “Postmedia”) should be read in conjunction with the interim condensed consolidated financial statements and related notes of Postmedia for the three and nine months ended May 31, 2015 and 2014 and the annual audited consolidated financial statements and related notes for the years ended August 31, 2014, 2013 and 2012.  The interim condensed consolidated financial statements of Postmedia for the three and nine months ended May 31, 2015 and 2014 and the annual audited consolidated financial statements for the years ended August 31, 2014, 2013 and 2012 are available on SEDAR at www.sedar.com and on the EDGAR system maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

This discussion contains statements that are not historical facts and are forward-looking statements.  These statements are subject to a number of risks described in the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2014, 2013 and 2012.  Risks and uncertainties may cause actual results to differ materially from those contained in such forward-looking statements.  Such statements reflect management’s current views and are based on certain assumptions.  They are only estimates of future developments, and actual developments may differ materially from these statements due to a number of factors.  Investors are cautioned not to place undue reliance on such forward-looking statements.  No forward-looking statement is a guarantee of future results.  We have tried, where possible, to identify such statements by using words such as “believe”, “expect”, “estimate”, “anticipate”, “will”, “could” and similar expressions in connection with any discussion of future operating or financial performance.  Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

All amounts are expressed in Canadian dollars unless otherwise noted. The interim condensed consolidated financial statements of Postmedia for the three and nine months ended May 31, 2015 and 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 – Interim Financial Reporting.

This management’s discussion and analysis is dated July 9, 2015 and does not reflect changes or information subsequent to this date.  Additional information in respect of Postmedia is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Additional IFRS Measures

We use operating income before depreciation, amortization, impairment and restructuring, as presented in the interim condensed consolidated financial statements for the three and nine months ended May 31, 2015 and 2014 and described in note 3 thereto, to assist in assessing our financial performance.  Management and the Board of Directors of Postmedia use this measure to evaluate consolidated operating results and to assess Postmedia’s ability to incur and service debt.  In addition, this measure is used to make operating decisions as it is an indicator of how much cash is being generated by Postmedia and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions.  Operating income before depreciation, amortization, impairment and restructuring is referred to as an additional IFRS measure and may not be comparable to similar measures presented by other companies.

Overview and Background

Our business consists of news and information gathering and dissemination operations, with products offered in local, regional and major metro markets in Canada through a variety of print, web, tablet and smartphone platforms. The combination of these platforms provides audiences with a variety of media through which to access and interact with our content. The breadth of our reach and the diversity of our content enable advertisers to reach their target audiences on a local, regional or national scale through the convenience of a single provider. We are the largest publisher by circulation of paid English-language daily newspapers in Canada, according to Newspapers Canada’s 2014 Circulation Data Report. Postmedia has the highest weekly print readership of paid English-language daily newspapers in Canada, based on NADbank 2014 survey data.

For financial reporting purposes we have one operating segment, the Newsmedia segment (formerly, the Newspaper segment), which publishes daily and non-daily newspapers and operates digital media and online assets including the canada.com and canoe.com websites, each newspaper’s online website and Infomart, our media monitoring service.

Recent Developments

On October 6, 2014, we entered into a purchase agreement with Quebecor Media Inc. to purchase all of the outstanding shares of 7717415 Canada Inc. (previously known as Quebecor Media Printing Inc.) (“QMPI”), which as at the acquisition date of April 13, 2015, owned Sun Media Corporation’s stable of more than 170 English-language newspapers and specialty publications as well as digital properties, for cash consideration of $305.5 million, less a provisional closing working capital receivable of $3.1 million (the “Sun Acquisition”). During the three and nine months ended May 31, 2015, we incurred acquisition costs of $7.6 million and $10.3 million, respectively, and integration costs of $0.9 million and $2.3 million, respectively, both of which are included in restructuring and other items in the condensed consolidated statements of operations. Upon acquisition, QMPI and its subsidiary amalgamated to form a new corporation which subsequently amalgamated with Postmedia Network Inc. We financed the purchase price and transaction costs associated with the Sun Acquisition through the issuance of 8.25% Senior Secured Notes due 2017 (“First-Lien Notes”), the issuance of Class NC variable voting shares of Postmedia (“Variable Voting Shares”) pursuant to a rights offering of subscription receipts (the “Rights Offering”), net proceeds related to the sale of the Montreal Gazette production facility and corporate cash all as described below.

The debt financing for the Sun Acquisition was provided through the issuance of an additional $140.0 million of First-Lien Notes to an existing noteholder, Canso Investment Counsel Ltd. (“Canso”), acting on behalf of certain accounts that it manages. On October 31, 2014, pursuant to a subscription agreement with Canso, we issued subscription receipts which were automatically exchanged for the additional First-Lien Notes on April 13, 2015 (“Notes Subscription Receipts”). The Notes Subscription Receipts bore interest at the same rate as the First-Lien Notes with interest commencing as of November 1, 2014. During the three and nine months ended May 31, 2015, we recorded $2.9 million and $6.7 million, respectively, of interest expense related to the Notes Subscription Receipts in the consolidated statement of operations and incurred $3.0 million and $4.6 million, respectively, of debt issuance costs which are included in the carrying value of long-term debt on the condensed consolidated statement of financial position.

The equity financing for the Sun Acquisition was provided pursuant to the Rights Offering for proceeds of $173.5 million. Under the terms of the Rights Offering, shareholders of Postmedia as of February 17, 2015 received one right for each share held to subscribe for 5.9929 subscription receipts (“Equity Subscription Receipts”). On March 18, 2015, the Rights Offering closed, with a total of 240,972,226 Equity Subscription Receipts issued at a subscription price of $0.72, which represented a significant discount to the market price of the Variable Voting Shares at the time. On April 13, 2015, each Equity Subscription Receipt was automatically exchanged for one Variable Voting Share without additional consideration. As at May 31, 2015, we have a total of 281,181,845 Variable Voting Shares and Class C voting shares outstanding. During the three and nine months ended May 31, 2015, we incurred $6.2 million and $9.1 million, respectively, of share issuance costs which are included in the carrying value of capital stock on the condensed consolidated statement of financial position.

The remaining financing for the Sun Acquisition was provided through corporate cash and the net proceeds related to the sale of the Montreal Gazette production facility. Due to the outsourcing of the production of the Montreal Gazette, the production facility was no longer required. The sale closed on October 31, 2014 and the net proceeds of $12.4 million were required to fund a portion of the Sun Acquisition and prior to closing were classified as restricted cash on the condensed consolidated statement of financial position. See note 4 of the interim condensed consolidated financial statements for the three and nine months ended May 31, 2015 and 2014 for the detail of the net assets acquired and the goodwill recognized.

Due to the outsourcing of the production of the Edmonton Journal in August 2013, the production facility was no longer required. Subsequent to May 31, 2015, we entered into an agreement to sell the production facility for gross proceeds of $9.4 million which is expected to close in July 2015. As a result, during the three and nine months ended May 31, 2015, we recorded an impairment of $0.5 million and $2.3 million, respectively, in the condensed consolidated statement of operations based on the expected net proceeds of $8.2 million which will be reinvested in the business.

Due to the outsourcing of the production of the Vancouver newspapers in February 2015, which includes both The Vancouver Sun and The Province, the production facility is no longer required.  In July 2014, we reached an agreement with the union representing the employees impacted by the Vancouver newspapers outsourcing and made a payment of $17.5 million in trust, which was disbursed in February 2015 to fund the restructuring payments. In addition, all conditions were waived related to an agreement to sell the Vancouver newspapers production facility for gross proceeds of $17.5 million is expected to close in July 2015.  The net proceeds from the sale of the Vancouver newspapers production facility will be used to make an offer to redeem an equal amount of First-Lien Notes.

On October 16, 2014 we entered into a new senior secured asset-based revolving credit facility (the “ABL Facility) for an aggregate amount of up to $20.0 million. The ABL Facility replaced our previous facility that matured on July 13, 2014. The ABL Facility matures on October 16, 2015 and is secured on a first-priority basis by accounts receivable, cash and inventory and any related assets of Postmedia and on a third priority basis by the First-Lien Notes collateral. During the nine months ended May 31, 2015, we incurred $0.6 million of debt issuance costs related to the ABL Facility. The ABL Facility has conditions to borrowing which include maintaining certain financial ratios that were not met, resulting in no availability as at May 31, 2015.

In October 2014, we received certification from the Ontario Digital Media Corporation that digital media tax credits totaling a cash claim of $17.3 million for the year ended August 31, 2012 were eligible to be claimed. We refiled the tax return for the year ended August 31, 2012 to reflect the digital media tax credit and in the three months ended May 31, 2015, received $17.8 million, including accrued interest of $0.5 million, related to this claim. The claim was primarily related to the recovery of previously recognized compensation expenses, and as a result we recorded an initial recovery of compensation expense of $13.8 million in the three months ended November 30, 2014 due to the estimation uncertainty associated with the claim process.  In the three and nine months ended May 31, 2015, we received the proceeds from the claim and recorded a recovery in compensation expense of $3.5 million and $17.3 million, respectively, related to this claim.  We are in the process of completing our final claim under the program for the period of September 1, 2012 to April 23, 2015.

Key Factors Affecting Operating Results

Revenue is earned primarily from advertising, circulation and digital sources. Print advertising revenue is a function of the volume, or linage, of advertising sold and rates charged. Print circulation revenue is derived from home-delivery subscriptions for newspapers, including All Access Subscriptions (across the four platforms of print, web, tablet and smartphone), single copy sales at retail outlets and vending machines and is a function of the number of newspapers sold and the price per copy. Digital revenue consists of revenue from national and local display advertising as well as digital classified advertising on our newspaper and other websites, including canada.com, canoe.com, revenue from e-Papers and Digital Access subscriptions, as well as subscription revenue generated through Infomart, our media monitoring service.

Print advertising revenue was $112.2 million and $280.8 million for the three and nine months ended May 31, 2015, representing 54.7% and 54.0% of total revenue for such periods, respectively. Our major advertising categories consist of local, national, and inserts.  These categories composed 50.2%, 27.4% and 19.9%, respectively, of total print advertising for the three months ended May 31, 2015, and 43.7%, 32.9% and 20.4%, respectively, of total print advertising for the nine months ended May 31, 2015.

Print advertising is influenced by both the overall strength of the economy and significant structural changes in the newspaper industry and media in general.  The continuing shift in advertising dollars from print advertising to advertising in other formats, particularly online and other digital platforms including search and social media websites, combined with periods of economic uncertainty have resulted in significant declines in print advertising.  This shift is expected to continue and appears to be permanent.  We anticipate the print advertising market to remain challenging and expect current trends to continue throughout the remainder of fiscal 2015.  During the three and nine months ended May 31, 2015, we experienced print advertising revenue increases of 18.4% and decreases of 6.8%, respectively, as compared to the same periods in the prior year. Excluding the impact of the Sun Acquisition, print advertising revenue would have decreased 20.2% and 18.9%, respectively, for the three and nine months ended May 31, 2015. This decrease in print advertising revenue in the three and nine months ended May 31, 2015 relates to weakness across all major advertising categories.

Print circulation revenue was $59.0 million and $152.0 million for the three and nine months ended May 31, 2015, representing 28.8% and 29.2% of total revenue for such periods, respectively. Circulation revenues increased $10.0 million and $5.8 million in the three and nine months ended May 31, 2015, respectively, as compared to the same period in the prior year as a result of the Sun Acquisition. Excluding the impact of the Sun Acquisition, print circulation revenue would have decreased $3.2 million and $7.4 million, respectively, for the three and nine months ended May 31, 2015. These decreases are the result of declines in circulation volumes that have been experienced over the last few years and this trend continued in the three and nine months ended May 31, 2015. Volume declines have been partially offset by price increases and we expect these print circulation revenue trends to continue throughout the remainder of fiscal 2015.

Digital revenue was $25.8 million and $70.6 million for the three and nine months ended May 31, 2015, representing 12.6% and 13.6% of total revenue for such periods, respectively.  Digital revenues increased 12.0% and 4.2%, respectively, in the three and nine months ended May 31, 2015, as compared to the same period in the prior year as a result of the Sun Acquisition. Excluding the impact of the Sun Acquisition, digital revenues decreased 4.0% and 1.2%, respectively, in the three and nine months ended May 31, 2015, as compared to the same period in the prior year, as a result of decreases in local digital advertising revenue and digital classified revenue, partially offset by increases in digital subscription revenue.  We continue to believe digital revenue represents a future growth opportunity for Postmedia and as a result we are focused on various new products and initiatives in this area.

Our principal expenses consist of compensation, newsprint, distribution and production.  These composed 46.2%, 5.9%, 19.3% and 9.9%, respectively, of total operating expenses excluding depreciation, amortization, impairment and restructuring for the three months ended May 31, 2015 and 46.7%, 5.4%, 18.7% and 9.2%, respectively, of total operating expenses excluding depreciation, amortization, impairment and restructuring for the nine months ended May 31, 2015.  Excluding the impact of the Sun Acquisition, we experienced declines in compensation, newsprint and distribution expenses of 19.8%, 22.8% and 9.4%, respectively, and an increase in production expenses of 29.8% in the three months ended May 31, 2015. Excluding the impact of the Sun Acquisition, we experienced declines in compensation, newsprint and distribution expenses of 18.2%, 21.0% and 8.5%, respectively, and an increase in production expenses of 26.4% in the nine months ended May 31, 2015, as compared to the same periods in the prior year. In the three and nine months ended May 31, 2015, compensation expense includes a recovery of $3.5 million and $17.3 million, respectively, related to the Ontario Interactive Digital Media Tax Credit as described earlier in “Recent Developments”.

As of May 31, 2015, we have completed our three year business transformation program announced in July 2012 (“Transformation Program”) targeting total operating cost reductions of 15% to 20%. During the three months ended May 31, 2015 we implemented initiatives which are expected to result in an additional $5 million of net annualized cost savings under the Transformation Program. In total, we implemented net annualized cost savings of approximately $136 million, or 20% of operating costs under the Transformation Program. The net annualized cost savings primarily relate to decreases in compensation expenses partially offset by increases in production expenses as a result of outsourced newspaper production. As a result of the Sun Acquisition and the continuing trends in advertising revenue, we will continue to pursue additional cost reduction initiatives in the future. Specifically, we plan to eliminate an estimated additional $50 million in operating costs by the end of fiscal 2017. These additional cost reductions are expected to come from a combination of acquisition synergies and further streamlining of our operations.

Our operating results are affected by variations in the cost and availability of newsprint.  Newsprint is the principal raw material used in the production of our daily newspapers and other print publications.  It is a commodity that is generally subject to price volatility.  We take advantage of the purchasing power that comes with the large volume of newsprint we purchase, as well as our proximity to paper mills across Canada, to minimize our total newsprint expense.  Changes in newsprint prices can significantly affect our operating results. A $50 per tonne increase or decrease in the price of newsprint would be expected to affect our newsprint expense by approximately $4.6 million on an annualized basis.  We don’t expect a material change in newsprint prices throughout the remainder of fiscal 2015.

Our distribution is primarily outsourced to third party suppliers.  The key drivers of our distribution expenses are fuel costs and circulation and insert volumes. Excluding the impact of the Sun Acquisition, our distribution expenses have decreased during the three and nine months ended May 31, 2015 primarily as a result of a reduction in newspaper circulation volumes and cost reduction initiatives.

Our production costs include the costs related to outsourced production of our newspapers as well as ink and other production supplies.  Our production expenses have increased during the three and nine months ended May 31, 2015 as a result of the Sun Acquisition, as well as outsourced newspaper production of the Calgary Herald in November 2013, the Montreal Gazette in August 2014 and both The Vancouver Sun and The Province in February 2015. We expect production costs to increase throughout the remainder of fiscal 2015 as a result of the outsourcing of the Montreal Gazette and our Vancouver newspapers.

Other Factors

Seasonality

Revenue has experienced, and is expected to continue to experience, seasonality due to seasonal advertising patterns and seasonal influences on media consumption habits.  Typically, our advertising revenue is highest in the first and third fiscal quarters, while expenses are relatively constant throughout the fiscal year.  These seasonal variations may lead to increased borrowing needs at certain points within the fiscal year.

Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities.  Although these estimates, assumptions and judgements are based upon management’s knowledge of the amount, event or actions; actual results could differ from those estimates, assumptions and judgements.  The critical accounting estimates used in our interim condensed consolidated financial statements for the three and nine months ended May 31, 2015 and 2014 are not materially different from those disclosed in our annual management’s discussion and analysis and annual audited consolidated financial statements for the years ended August 31, 2014, 2013 and 2012, except for the estimate of the fair value of the identifiable assets acquired, liabilities assumed and related deferred income tax consequences as described in note 4 and the Ontario Interactive Digital Media Tax Credit as described in note 6.

Change in accounting policy

We have adopted the following new standard effective September 1, 2014:

(i) IFRIC 21 – Levies

The standard clarifies that the timing for the accounting of a liability that is imposed by governments should be based on the activity in the legislation that would trigger the payment.  This standard is required to be applied retrospectively for annual periods beginning on or after January 1, 2014, with earlier adoption permitted. The adoption of this standard did not have an impact on the interim condensed consolidated financial statements.

Operating Results

Postmedia’s operating results for the three months ended May 31, 2015 as compared to the three months ended May 31, 2014

	2015	2014
Revenues
Print advertising	112,177	94,716
Print circulation	59,043	49,029
Digital	25,833	23,067
Other	8,039	4,177
Total revenues	205,092	170,989
Expenses
Compensation	80,527	72,492
Newsprint	10,300	7,588
Distribution	33,661	25,978
Production	17,275	10,164
Other operating	32,690	29,100
Operating income before depreciation, amortization, impairment and restructuring	30,639	25,667
Depreciation	4,628	15,918
Amortization	10,236	9,542
Impairments	151,200	-
Restructuring and other items	14,357	5,813
Operating loss	(149,782)	(5,606)
Interest expense	17,147	15,799
Net financing expense relating to employee benefit plans	1,391	1,405
Gain on disposal of property and equipment	(6)	(244)
Loss on derivative financial instruments	596	691
Foreign currency exchange gains	(2,070)	(2,652)
Loss before income taxes	(166,840)	(20,605)
Recovery of income taxes	(26,000)	-
Net loss attributable to equity holders of the Company	(140,840)	(20,605)

Revenue

Print advertising

Print advertising revenue increased $17.5 million, or 18.4%, to $112.2 million for the three months ended May 31, 2015 as compared to the same period in prior year. Excluding the impact of the Sun Acquisition, print advertising revenue decreased $19.1 million, or 20.2%, and was experienced across all of our major categories including decreases from local advertising of 17.3%, national advertising of 25.6%, and insert advertising of 14.2%. The decreases were due to declines in both volume and rate with the total print advertising linage and average line rate decreasing 12.4% and 10.1%, respectively, during the three months ended May 31, 2015, as compared to the same period in the prior year.

Print circulation

Print circulation revenue increased $10.0 million, or 20.4%, to $59.0 million for the three months ended May 31, 2015 as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, print circulation revenue decreased $3.2 million, or 6.5%, as a result of paid circulation volume decreasing 12.4%, partially offset by price increases.

Digital

Digital revenue increased $2.8 million, or 12.0%, to $25.8 million for the three months ended May 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, digital revenue decreased $0.9 million, or 4.0%, as a result of decreases in local digital advertising revenue of $0.8 million and digital classified revenue of $0.5 million, partially offset by an increase in digital subscription revenue of $0.3 million.

Other

Other revenue increased by $3.9 million, to $8.0 million for the three months ended May 31, 2015, as compared to the same period in the prior year, as a result of the Sun Acquisition. Excluding the impact of the Sun Acquisition, other revenue was comparable to the same period in the prior year.

Expenses

Compensation

Compensation expenses increased $8.0 million, or 11.1%, to $80.5 million for the three months ended May 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition and the recovery of $3.5 million relating to the Ontario Interactive Digital Media Tax Credit as described earlier in “Recent Developments”, compensation expenses decreased $10.8 million, or 14.9%, for the three months ended May 31, 2015, as compared to the same period in the prior year. This decrease is primarily as a result of lower salary and benefits expense of $10.0 million due to the Transformation Program initiatives.

Newsprint

Newsprint expenses increased $2.7 million, or 35.7%, to $10.3 million for the three months ended May 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, newsprint expenses decreased $1.7 million, or 22.8%, as a result of consumption decreases of 19.4% due to continued usage reduction efforts as well as lower newspaper circulation volumes, combined with a decrease in newsprint cost per tonne of 4.2%.  Newsprint expenses include newsprint purchased for production at both our owned and outsourced production facilities.

Distribution

Distribution expenses increased $7.7 million, or 29.6%, to $33.7 million for the three months ended May 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, distribution expenses decreased $2.4 million, or 9.4%, as a result of a reduction in newspaper circulation volumes and cost reduction initiatives.

Production

Production expenses increased $7.1 million to $17.3 million for the three months ended May 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, production expenses increased $3.0 million, or 29.8%, as a result of outsourced newspaper production of the Montreal Gazette in August 2014 and both The Vancouver Sun and The Province in February 2015.

Other operating

Other operating expenses increased $3.6 million, or 12.4%, to $32.7 million for the three months ended May 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, other operating expenses decreased $4.3 million, or 14.7%, as a result of ongoing cost savings initiatives.

Operating income before depreciation, amortization, impairment and restructuring

Operating income before depreciation, amortization, impairment and restructuring increased $5.0 million, or 19.4%, to $30.6 million for the three months ended May 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, operating income before depreciation, amortization, impairment and restructuring decreased $3.3 million, or 13.0%, as a result of decreases in revenue, partially offset by decreases in expenses as discussed above.

Depreciation

Depreciation expense decreased $11.3 million to $4.6 million for the three months ended May 31, 2015, as compared to the same period in the prior year.  The decrease relates primarily to reduced depreciation of the production assets of the Montreal Gazette and the Vancouver newspapers as a result of the outsourced production of these newspapers in August 2014 and February 2015, respectively, partially offset by additional depreciation expense related to the Sun Acquisition.

Amortization

Amortization expense increased $0.7 million, or 7.3%, to $10.2 million for the three months ended May 31, 2015, as compared to the same period in the prior year, primarily due to the additional amortization expense related to the Sun Acquisition.

Impairments

During the three months ended May 31, 2015, we completed our annual impairment testing of goodwill and indefinite life intangible assets. As a result of the impairment analysis we recorded an impairment of $150.7 million which consisted of $80.0 million related to goodwill and $70.7 million related to intangible assets. The impairments were as a result of lower than anticipated long-term revenue projections due to economic and structural factors including the uncertainty of the print advertising market and the rapidly evolving digital advertising market. In addition, due to the outsourcing of the production of the Edmonton Journal in August 2013, the production facility is no longer required. As a result, during the three months ended May 31, 2015, we recorded an impairment of $0.5 million based on the estimated net proceeds of the production facility discussed previously in “Recent Developments”. During the three months ended May 31, 2014, no impairments were recorded.

Restructuring and other items

Restructuring and other items expense increased $8.5 million to $14.3 million for the three months ended May 31, 2015 as compared to the same period in the prior year.  Restructuring and other items expense for the three months ended May 31, 2015 consists of severance costs of $5.8 million, which include both involuntary terminations and voluntary buyouts, and acquisition costs and integration costs related to the Sun Acquisition of $7.6 million and $0.9 million, respectively, as described earlier in “Recent Developments”. Restructuring and other items expense for the three months ended May 31, 2014 consisted of $5.8 million of severance costs, which included both involuntary terminations and voluntary buyouts.

Operating loss

Operating loss was $149.8 million for the three months ended May 31, 2015, as compared to $5.6 million for the same period in the prior year. The increase in operating loss is the result of impairments, an increase in restructuring and other items expense, partially offset by an increase in operating income before depreciation, amortization, impairment and restructuring and a decrease in depreciation expense, all as discussed above.

Interest expense

Interest expense increased $1.3 million, or 8.5%, to $17.1 million for the three months ended May 31, 2015, as compared to the same period in the prior year.  Interest expense primarily relates to interest on our long-term debt that is recognized using the effective interest rate method, which amortizes the debt initial financing costs and includes both cash and non-cash interest. The increase in interest expense relates to an increase in cash interest expense of $1.8 million, partially offset by a decrease in non-cash interest expense of $0.5 million. The increase in cash interest includes $2.2 million of interest expense on the additional First-Lien Notes and $0.4 million of interest expense on the Notes Subscription Receipts, both as described earlier in “Recent Developments” and $0.5 million related to the 12.5% Senior Secured Notes due 2018 (“Second-Lien Notes”) due to the increase in US dollar currency translation, partially offset by a decrease of $0.1 million related to the ABL Facility, interest income of $0.7 million from interest earned from certain deposits related to the Sun Acquisition, and interest income of $0.5 million related to Ontario Interactive Digital Media Tax Credit as described earlier in “Recent Developments”.

Net financing expense relating to employee benefit plans

Net financing expense relating to employee benefit plans decreased a nominal amount to $1.4 million for the three months ended May 31, 2015, as compared to the same period in the prior year.

Gain on disposal of property and equipment

During the three months ended May 31, 2015, we disposed of property and equipment and realized a nominal gain as compared to $0.2 million during the same period in the prior year.

Gain on derivative financial instruments

Gain on derivative financial instruments for the three months ended May 31, 2015 was $0.6 million as compared $0.7 million during the same period in the prior year.  The gains relate to the change in fair value of our variable prepayment option embedded derivatives on the First-Lien Notes and Second-Lien Notes.

Foreign currency exchange gains

Foreign currency exchange gains for the three months ended May 31, 2015 were $2.1 million as compared to $2.7 million during the same period in the prior year.Foreign currency exchange gains consist primarily of unrealized gains related to changes in the carrying value of the Second-Lien Notes.  On July 15, 2014 a foreign currency interest rate swap, that was accounted for as a hedge, with a notional amount of US$167.5 million related to the Second-Lien Notes matured, exposing us to foreign currency gains and losses on the entire US$268.6 million of Second-Lien Notes outstanding.

Loss before income taxes

Loss before income taxes was $166.8 million for the three months ended May 31, 2015, as compared to $20.6 million for the same period in the prior year.  The increase in loss before income taxes is the result of an increase in operating loss, increased interest expense and decreased foreign currency exchange gains, all as discussed above.

Recovery of income taxes

Recovery of income taxes for the three months ended May 31, 2015 was $26.0 million as a result of the recognition of a portion of our existing tax loss carryforwards which offset the scheduled reversal of taxable temporary differences acquired in the Sun Acquisition. We have not recognized any of our remaining cumulative tax loss carryforwards. We have not recorded a current or deferred tax expense or recovery for the nine months ended May 31, 2014.

Net loss attributable to equity holders of the Company

Net loss for the three months ended May 31, 2015 was $140.8 million as compared to $20.6 million for the same period in the prior year, as a result of the factors described above in loss before income taxes and recovery of income taxes.

Operating Results

Postmedia’s operating results for the nine months ended May 31, 2015 as compared to the nine months ended May 31, 2014

	2015	2014
Revenues
Print advertising	280,815	301,265
Print circulation	151,989	146,167
Digital	70,636	67,757
Other	16,611	12,262
Total revenues	520,051	527,451
Expenses
Compensation	201,186	218,498
Newsprint	23,476	24,110
Distribution	80,561	76,990
Production	39,845	28,289
Other operating	85,879	85,760
Operating income before depreciation, amortization, impairment and restructuring	89,104	93,804
Depreciation	26,175	40,314
Amortization	29,299	29,553
Impairments	153,043	-
Restructuring and other items	23,273	31,351
Operating loss	(142,686)	(7,414)
Interest expense	50,336	47,137
Net financing expense relating to employee benefit plans	4,172	4,213
Gain on disposal of property and equipment and asset held-for-sale	(746)	(231)
Gain on derivative financial instruments	(3,512)	(4,010)
Foreign currency exchange losses	42,377	3,177
Loss before income taxes	(235,313)	(57,700)
Recovery of income taxes	(26,000)	-
Net loss attributable to equity holders of the Company	(209,313)	(57,700)

Revenue

Print advertising

Print advertising revenue decreased $20.5 million, or 6.8%, to $280.8 million for the nine months ended May 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, print advertising revenue decreased $57.0 million, or 18.9%, and was experienced across all of our major categories including decreases from local advertising of 13.5%, national advertising of 26.1%, and insert advertising of 13.8%. The decreases were due to declines in both volume and rate with the total print advertising linage and average line rate decreasing 13.1% and 7.9%, respectively, during the nine months ended May 31, 2015, as compared to the same period in the prior year.

Print circulation

Print circulation revenue increased $5.8 million, or 4.0%, to $152.0 million for the nine months ended May 31, 2015 as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, print circulation revenue decreased $7.4 million, or 5.1%, as a result of paid circulation volume decreasing 10.5%, partially offset by price increases.

Digital

Digital revenue increased $2.9 million, or 4.2%, to $70.6 million for the nine months ended May 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, digital revenue decreased $0.8 million, or 1.2%, as a result of decreases in digital classified revenue of $1.3 million, local digital advertising revenue of $1.0 million and national digital advertising revenue of $0.8 million, partially offset by increases in digital subscription revenue of $1.3 million and other digital revenue of $1.0 million.

Other

Other revenue increased $4.3 million, or 35.5%, to $16.6 million for the nine months ended May 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, other revenue increased $0.6 million, or 5.0%, as a result of an increase in commercial printing revenue of $0.6 million.

Expenses

Compensation

Compensation expenses decreased $17.3 million, or 7.9%, to $201.2 million for the nine months ended May 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition and the recovery of $17.3 million relating to the Ontario Interactive Digital Media Tax Credit as described earlier in “Recent Developments”, compensation expenses decreased $22.4 million, or 10.2%, as a result of lower salary and benefits expense of $21.1 million due to the Transformation Program initiatives, a decrease in share-based compensation plans and other long-term incentive plans expense of $0.8 million, a decrease in short-term incentive plan awards of $0.5 million, partially offset by an increase of $1.1 million in employee benefit plan expense as a result of an decrease in the discount rate used to measure the employee benefit plan cost of our defined benefit pension plans.

Newsprint

Newsprint expenses decreased $0.6 million, or 2.6%, to $23.5 million for the nine months ended May 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, newsprint expenses decreased $5.1 million, or 21.0%, as a result of consumption decreases of 17.7% due to continued usage reduction efforts as well as lower newspaper circulation volumes, combined with a decrease in newsprint cost per tonne of 4.1%.  Newsprint expenses include newsprint purchased for production at both our owned and outsourced production facilities.

Distribution

Distribution expenses increased $3.6 million, or 4.6%, to $80.6 million for the nine months ended May 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, distribution expenses decreased $6.5 million, or 8.5%, as a result of a reduction in newspaper circulation volumes and cost reduction initiatives.

Production

Production expenses increased $11.6 million, or 40.8%, to $39.8 million for the nine months ended May 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, production expenses increased $7.5 million, or 26.4%, as a result of outsourced newspaper production of the Calgary Herald in November 2013, the Montreal Gazette in August 2014 and both The Vancouver Sun and The Province in February 2015.

Other operating

Other operating expenses increased $0.1 million to $85.9 million for the nine months ended May 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, other operating expenses decreased $7.8 million, or 9.0%, as a result of ongoing cost savings initiatives.

Operating income before depreciation, amortization, impairment and restructuring

Operating income before depreciation, amortization, impairment and restructuring decreased $4.7 million, or 5.0%, to $89.1 million for the nine months ended May 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition, operating income before depreciation, amortization, impairment and restructuring decreased $13.0 million, or 13.9%, as a result of decreases in revenue, partially offset by decreases in expenses as discussed above.

Depreciation

Depreciation expense decreased $14.1 million to $26.2 million for the nine months ended May 31, 2015, as compared to the same period in the prior year.  The decrease relates primarily to reduced depreciation of the production assets of the Calgary Herald, Montreal Gazette and Vancouver newspapers as a result of the outsourced production of these newspapers in November 2013, August 2014 and February 2015, respectively, partially offset by additional depreciation expense related to the Sun Acquisition.

Amortization

Amortization expense decreased $0.3 million to $29.3 million for the nine months ended May 31, 2015, as compared to the same period in the prior year.  The decrease relates primarily to software that has been fully amortized, partially offset by additional amortization expense related to the Sun Acquisition.

Impairments

During the nine months ended May 31, 2015, we completed our annual impairment testing of goodwill and indefinite life intangible assets. As a result of the impairment analysis we recorded an impairment of $150.7 million which consisted of $80.0 million related to goodwill and $70.7 million related to intangible assets. The impairments were as a result of lower than anticipated long-term revenue projections due to economic and structural factors including the uncertainty of the print advertising market and the rapidly evolving digital advertising market. In addition, due to the outsourcing of the production of the Edmonton Journal in August 2013, the production facility is no longer required. As a result, during the nine months ended May 31, 2015, we recorded an impairment of $2.3 million based on the estimated net proceeds of the production facility discussed previously in “Recent Developments”. During the nine months ended May 31, 2014, no impairments were recorded.

Restructuring and other items

Restructuring and other items expense decreased $8.1 million to $23.3 million for the nine months ended May 31, 2015 as compared to the same period in the prior year.  Restructuring and other items expense for the nine months ended May 31, 2015 consists of severance costs of $10.7 million, which include both involuntary terminations and voluntary buyouts, and acquisition costs and integration costs related to the Sun Acquisition of $10.3 million and $2.3 million, respectively, as described earlier in “Recent Developments”. Restructuring and other items expense for the nine months ended May 31, 2014 consisted of severance costs of $31.4 million, which included both involuntary terminations and voluntary buyouts.

Operating loss

Operating loss was $142.7 million for the nine months ended May 31, 2015, as compared to $7.4 million for the same period in the prior year.  The increase in operating loss is the result of impairments and decreased operating income before depreciation, amortization, impairment and restructuring, partially offset by decreased depreciation expense, decreased amortization expense and decreased restructuring and other items expense, all as discussed above.

Interest expense

Interest expense increased $3.2 million, or 6.8%, to $50.3 million for the nine months ended May 31, 2015, as compared to the same period in the prior year.  Interest expense primarily relates to interest on our long-term debt that is recognized using the effective interest rate method, which amortizes the initial debt financing costs and includes both cash and non-cash interest. The increase in interest expense relates to an increase in cash interest expense of $5.0 million, partially offset by a decrease in non-cash interest expense of $1.8 million. The increase in cash interest includes $1.7 million of interest expense on the additional First-Lien Notes and $4.2 million of interest expense on the Notes Subscription Receipts, both as described earlier in “Recent Developments” and $0.5 million related to the Second-Lien Notes due to the increase in US dollar currency translation, partially offset by a decrease of $0.3 million related to the ABL Facility, interest income of $0.7 million from interest earned from certain deposits related to the Sun Acquisition, and interest income of $0.5 million related to Ontario Interactive Digital Media Tax Credit as described earlier in “Recent Developments”.

Net financing expense relating to employee benefit plans

Net financing expense relating to employee benefit plans decreased a nominal amount to $4.2 million for the nine months ended May 31, 2015, as compared to the same period in the prior year.

Gain on disposal of property and equipment and asset held-for-sale

During the nine months ended May 31, 2015, we disposed of property and equipment and an asset held-for-sale and realized a gain of $0.7 million. During the nine months ended May 31, 2014, we disposed of property and equipment and realized a gain of $0.2 million.

Gain on derivative financial instruments

Gain on derivative financial instruments for the nine months ended May 31, 2015 was $3.5 million as compared to $4.0 million during the same period in the prior year.  The gains relate to the change in fair value of our variable prepayment option embedded derivatives on the First-Lien Notes and Second-Lien Notes.

Foreign currency exchange losses

Foreign currency exchange losses for the nine months ended May 31, 2015 were $42.4 million as compared to $3.2 million during the same period in the prior year.  Foreign currency exchange losses consist primarily of unrealized losses related to changes in the carrying value of the Second-Lien Notes.  On July 15, 2014 a foreign currency interest rate swap, that was accounted for as a hedge, with a notional amount of US$167.5 million related to the Second-Lien Notes matured, exposing us to foreign currency gains and losses on the entire US$268.6 million of Second-Lien Notes outstanding.

Loss before income taxes

Loss before income taxes was $235.3 million for the nine months ended May 31, 2015, as compared to $57.7 million for the same period in the prior year.  The increase in loss before income taxes is primarily the result of operating loss, increased foreign currency exchange losses and interest expense, all as discussed above.

Recovery of income taxes

Recovery of income taxes for the nine months ended May 31, 2015 was $26.0 million as a result of the recognition of a portion of our existing tax loss carryforwards which offset the scheduled reversal of taxable temporary differences acquired in the Sun Acquisition. We have not recognized any of our remaining cumulative tax loss carryforwards. We have not recorded a current or deferred tax expense or recovery for the nine months ended May 31, 2014.

Net loss attributable to equity holders of the Company

Net loss for the nine months ended May 31, 2015 was $209.3 million as compared to $57.7 million for the same period in the prior year, as a result of the factors described above in loss before income taxes and recovery of income taxes.

Consolidated quarterly financial information

($ in thousands of Canadian dollars, except per share information)	Fiscal 2015			Fiscal 2014				Fiscal 2013
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenues	205,092	145,445	169,514	146,804	170,989	162,484	193,978	169,309

Net loss attributible to equity holders of the Company	(140,840)	(58,218)	(10,255)	(49,761)	(20,605)	(25,290)	(11,805)	(47,913)
Basic	$(0.84)	$(1.45)	$(0.26)	$(1.24)	$(0.51)	$(0.63)	$(0.29)	$(1.19)
Diluted	$(0.84)	$(1.45)	$(0.26)	$(1.24)	$(0.51)	$(0.63)	$(0.29)	$(1.19)

Cash flows from (used in) operating activities	28,377	(641)	2,640	(16,584)	12,928	14,659	4,223	(11,562)

Liquidity and capital resources

Our principal uses of funds are for working capital requirements, debt servicing and capital expenditures. Based on our current and anticipated level of operations, we believe that our cash on hand and cash flows from operations will enable us to meet our working capital, capital expenditure, debt servicing and other funding requirements.  However, our ability to fund our working capital needs, debt servicing and other obligations depends on our future operating performance and cash flows.  There are a number of factors which may adversely affect our operating performance and our ability to meet these obligations. See “Key Factors Affecting Operating Results”.  Our cash flows from operating activities may be impacted by, among other things, the overall strength of the economy, competition from digital media and other forms of media as well as competition from alternative emerging technologies. In addition, in recent years there has been a growing shift in advertising dollars from newspaper advertising to other advertising formats, particularly online and other digital platforms such as search and social media websites.  Although we expect to fund our capital needs with our available cash and cash generated from operations, our indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our debt agreements.  As at May 31, 2015, we have no availability under the ABL Facility as certain financial ratios that are required as a condition to borrowing were not met. We haven't relied on the ABL Facility since its inception and we expect to adequately fund future obligations without the use of the ABL Facility. In addition, see “Risk Factor - We may not be able to refinance our ABL Facility on attractive terms, or at all” contained in our annual management’s discussion and analysis for the years ended August 31, 2014, 2013 and 2012.

Cash flows from operating activities

Our principal sources of liquidity are cash flows from operating activities.  For the three and nine months ended May 31, 2015, our cash flows from operating activities were inflows of $28.4 million and $30.4 million, respectively (2014 – $12.9 million and $31.8 million, respectively).  Cash flows from operating activities increased $15.5 million for the three months ended May 31, 2015, as compared to the same period in the prior year due to a decrease in non-cash working capital which includes the receipt of the Ontario Interactive Digital Media Tax Credit as described earlier in “Recent Developments”, an increase in operating income before depreciation, amortization, impairment and restructuring and a decrease in restructuring payments of $0.6 million. Cash flows from operating activities decreased $1.4 million for the nine months ended May 31, 2015, as compared to the same period in the prior year due to a decrease in operating income before depreciation, amortization, impairment, and restructuring, as well as increase in non-cash working capital, partially offset by a decrease in restructuring payments of $13.2 million.

As at May 31, 2015 we had cash of $50.3 million (August 31, 2014 - $30.5 million).

Cash flows used in investing activities

For the three and nine months ended May 31, 2015, our cash flows from investing activities were outflows of $304.3 million and $293.7 million, respectively (2014 – $3.4 million and $11.5 million, respectively).  The net cash outflows from investing activities during the three months ended May 31, 2015 include outflows related to the Sun Acquisition of $303.5 million and outflows on capital expenditures related to property and equipment of $0.5 million and intangible assets of $0.3 million. The net cash outflows from investing activities during the three months ended May 31, 2014 included outflows on capital expenditures related to property and equipment of $2.8 million and intangible assets of $0.9 million, partially offset by net proceeds from the sale of property and equipment of $0.2 million. The net cash outflows from investing activities during the nine months ended May 31, 2015 include outflows related to the Sun Acquisition of $303.5 million, outflows on capital expenditures related to property and equipment of $2.9 million and intangible assets of $0.6 million, partially offset by the net proceeds received on the sale of the Montreal Gazette production facility of $12.4 million and the net proceeds from the sale of property and equipment of $0.8 million. The net cash outflows from investing activities during the nine months ended May 31, 2014 included outflows on capital expenditures related to property and equipment of $9.0 million and intangible assets of $2.8 million, partially offset by net proceeds from the sale of property and equipment of $0.3 million.

Cash flows from (used in) financing activities

For the three and nine months ended May 31, 2015, our cash inflows from financing activities were $307.0 million and $283.1 million, respectively (2014 – outflows of $6.3 million and $12.5 million, respectively). The cash inflows from financing activities during the three months ended May 31, 2015 include proceeds from the issuance of First-Lien Notes of $140.0 million, proceeds from the issuance of shares of $173.5 million and inflows from restricted cash of $12.4 million, which was used to finance the Sun Acquisition as previously described in “Recent Developments”, partially offset by related outflows of $6.2 million of share issuance costs and $3.0 million of debt issuance costs. The cash inflows from financing activities during the nine months ended May 31, 2015 include proceeds from the issuance of First-Lien Notes of $140.0 million, proceeds from the issuance of shares of $173.5 million, partially offset by related outflows of $9.1 million of share issuance costs and $5.2 million of debt issuance costs.  In addition, we had cash outflows related to our indebtedness in the three and nine months ended May 31, 2015 and 2014, as discussed below.

Indebtedness

As of May 31, 2015, we have $328.8 million First-Lien Notes and US$268.6 million Second-Lien Notes outstanding (August 31, 2014 - $205.5 million and US$268.6 million, respectively).  During the three and nine months ended May 31, 2015, we made contractual redemptions of $9.7 million and $16.0 million, respectively (2014 - $6.3 million and $12.5 million, respectively), of aggregate principal amount of First-Lien Notes at par in accordance with the terms and conditions of the First-Lien Notes indenture.

The following tables set out the principal and carrying amount of our long-term debt outstanding as at May 31, 2015 and August 31, 2014.  The first column of the table translates, where applicable, our US dollar debt to the Canadian equivalent based on the closing foreign exchange rate on May 31, 2015 of US$1:$1.2437 (August 31, 2014 – US$1:$1.0873).

	As at May 31, 2015
($ in thousands of Canadian dollars)	Principal Outstanding	Financing fees, discounts and other	Carrying Value
First-Lien Notes (CDN$328.8M)	328,780	5,030	323,750
Second-Lien Notes (US$268.6M)	334,101	5,690	328,411
	662,881	10,720	652,161

	As at August 31, 2014
($ in thousands of Canadian dollars)	Principal Outstanding	Financing fees, discounts and other	Carrying Value
First-Lien Notes (CDN$205.5M)	205,460	4,447	201,013
Second-Lien Notes (US$268.6M)	292,087	6,800	285,287
	497,547	11,247	486,300

Financial Position as at May 31, 2015 and August 31, 2014

($ in thousands of Canadian dollars)	As at May 31, 2015	As at August 31, 2014

Current assets	194,894	107,543
Total assets	929,977	740,594
Current liabilities	180,418	111,378
Total liabilities	959,672	729,650
Equity (deficiency)	(29,695)	10,944

The increase in our current assets at May 31, 2015 as compared to August 31, 2014 is as a result of the Sun Acquisition. Total assets as at May 31, 2015 increased compared to August 31, 2014, as a result of an increase in current assets as previously described, and a net increase in property and equipment, intangible assets and goodwill, as a result of the Sun Acquisition  and impairments recorded during the nine months ended May 31, 2015. In addition, an increase in the carrying value of our derivative financial instruments contributed to the increase in total assets. Current liabilities have increased as a result of the Sun Acquisition. The increase in total liabilities is due to the increase in current liabilities described above, an increase in the carrying value of long-term debt as a result of the issuance of additional First-Lien Notes and unrealized foreign currency exchange losses on the Second-Lien Notes, as well as an increase in the carrying value of our employee benefit plan liabilities.

Financial Instruments and Financial Instruments Risk Management

The financial instruments and financial risk management policies and related risks are the same as disclosed in the audited consolidated financial statements for the years ended August 31, 2014, 2013 and 2012, except as discussed below.

Foreign currency risk

As at May 31, 2015, approximately 50% of the outstanding principal on our long-term debt is payable in US dollars (August 31, 2014 – 59%). As at May 31, 2015 and August 31, 2014, we have US$268.6 million Second-Lien Notes outstanding.

Guarantees and Off-Balance Sheet Arrangements

We do not have any significant guarantees or off-balance sheet arrangements.

 Future Accounting Standards

We have not early adopted the following new standards and the impacts on the audited consolidated financial statements have not yet been determined:

(i) IFRS 9 – Financial Instruments

The standard was issued in July 2014 and addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 – Financial Instruments – Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss.  The new standard also addresses financial liabilities and they largely carry forward existing requirements in IAS 39, except that fair value changes to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income. In addition, the new standard introduces a new hedge accounting model more closely aligned with risk management activities undertaken by entities.  This standard is required to be applied for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.

(ii) IFRS 15 – Revenue from Contracts with Customers

The standard was issued in May 2014 and is a new standard that specifies the steps and timing for entities to recognize revenue as well as requiring them to provide more informative, relevant disclosures. The standard replaces IAS 11 - Construction Contracts and IAS 18 - Revenue, as well as various IFRIC and SIC interpretations regarding revenue. The standard is required to be applied for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.

Risk Factors

The risks relating to our business are described in the section entitled “Risk Factors” included in our annual management’s discussion and analysis for the years ended August 31, 2014, 2013 and 2012, which section is incorporated by reference herein.

Internal Controls

Disclosure controls and procedures within Postmedia have been designed to provide reasonable assurance that all relevant information is identified to its management, including the President and Chief Executive Officer (“CEO”) and the Executive Vice President and Chief Financial Officer (“CFO”), as appropriate, to allow required disclosures to be made in a timely fashion.

Internal controls over financial reporting have been designed by management, under the supervision of and with the participation of the CEO and CFO, to provide reasonable assurance regarding the reliability of Postmedia’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The CEO and CFO have evaluated whether there were changes to Postmedia's internal control over financial reporting during the three months ended May 31, 2015, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. There were no changes identified during their evaluation.  Management has limited the scope of the design of internal controls over financial reporting and disclosure controls and procedures to exclude the controls, policies and procedures related to the Sun Acquisition, the operating results of which are included in the interim condensed consolidated financial statements for the three and nine months ended May 31, 2015. The scope limitation is in accordance with Section 3.3 of National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, which allows an issuer to limit its design of internal controls over financial reporting and disclosure controls and procedures to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certificate relates.

The revenue and net earnings of the properties acquired as part of the Sun Acquisition for the period from April 13, 2015 to May 31, 2015 was $58.4 million and $5.0 million, respectively. The total assets total and liabilities for the properties acquired as part of the Sun Acquisition as at May 31, 2015 were $393.0 million and $55.0 million, respectively.

Share Capital

As at July 6, 2015 we had the following number of shares and options outstanding:

Class C voting shares	1,046,653
Class NC variable voting shares	280,135,192
Total shares outstanding	281,181,845

Total options and restricted share units outstanding (1)	2,820,000

(1) The total options and restricted share units outstanding are convertible into 1,670,000 Class C voting shares and 1,150,000 Class NC variable voting shares.  The total options and restricted share units outstanding include 2,046,000 options that are vested and 774,000 options that are unvested.